FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 01 March 2011

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 01 March 2011
                                         Unilever Board Change

Exhibit 99

UNILEVER BOARD CHANGES

Unilever today announced that Jeroen van der Veer will be retiring from the PLC and NV Boards at the conclusion of the Annual General Meetings to be held in May this year.

Michael Treschow, Chairman of Unilever, said: "Since joining Unilever as an Advisory Director in 2002, Jeroen has made an outstanding contribution to the Board and been an invaluable source of advice and guidance for the business. We wish him well with his future activities."

Jeroen van de Veer was appointed an Advisory Director in 2002 and subsequently a Non-Executive Director in 2004. In 2009, he was appointed Vice Chairman & Senior Independent Director.

If re-elected as a Director at the 2011 Annual General Meetings, Kees Storm will become the Vice-Chairman & Senior Independent Director.

If re-elected as a Director at the 2011 Annual General Meetings, Paul Walsh will become Chairman of both the Remuneration Committee and the Nomination Committee.

Unilever announced on 9 December 2010 that it will be proposing that Sunil Bharti Mittal join the Board as a new Non-Executive at the Annual General Meetings in May 2011.

Unilever requires all Directors to offer themselves for re-election at the Annual General Meetings each year. The following Directors will therefore be offering themselves for re-election: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Jean-Marc Huët, Hixonia Nyasulu, Paul Polman, Sir Malcolm Rifkind, Kees Storm, Michael Treschow and Paul Walsh.

- Ends -
1 March 2011

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 170. Unilever products are present in more than half the households on the planet and are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Persil, Cif, Flora, Sure, Sunsilk and Wall's ice cream.

We have around 163,000 employees and generated annual sales of €44 billion in 2010.  For more information about Unilever and its brands, please visit www.unilever.com.

Unilever is Food Industry Leader in the Dow Jones Sustainability World Indexes for the 12th year running. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. We are also ranked 7th in the Global 100 Most Sustainable Corporations in the World, a list compiled by Corporate Knights Magazine.  We achieved Platinum Plus standard in the UK's Business in the Community Corporate Responsibility Index 2009, and were named Company of the Year in 2010.

Safe Harbour
This document may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritization of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.